UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-42371

Oriental Rise Holdings Limited

(Translation of registrant’s name into English)

No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒          Form 40-F ☐

Resignation of Zhuo Wang from Board of Directors; Appointment of Bangjie Hu to the Board of Directors

On June 11, 2025, Zhuo Wang resigned from our Board of Directors (the “Board”). There was no known disagreement with Mr. Wang on any matter relating to our operations, policies or practices.

Also on June 11, 2025, our Chief Financial Officer, Bangjie Hu, was appointed to serve on the Board.

Bangjie Hu has been our Chief Financial Officer since May 2023. On June 11, 2025, Mr. Hu was appointed to serve as a member of our Board of Directors. Previously, Bangjie Hu served as an Investment Manager at Alpha Management Consulting Co., Ltd. from July 2022 through May 2023. From May 2021 through July 2022, Bangjie Hu was a Cost Accounting Manager at United Winners Laser Co., Ltd. (SSE: 688518) and from February 2019 through February 2021, Bangjie Hu was a Cost Accounting Supervisor at Insitu Construction (Group) Pty Ltd. Bangjie Hu holds a Master of Financial Analysis from the University of New South Wales and a Bachelor of Commerce in Finance & Economics from the University of Sydney. We believe that Bangjie Hu is qualified to serve as a Director, as well as our Chief Financial Officer, in light of his experience working in finance and his significant experience preparing financial reports.

Mr. Hu will continue to serve as our Chief Financial Officer under his Employment Agreement dated May 25, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 20, 2025	Oriental Rise Holdings Limited

	By:	/s/ Dezhi Liu
Dezhi Liu
Chief Executive Officer

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